THE MAINSTAY FUNDS

51 Madison Avenue

New York, NY 10010

February 22, 2013

VIA EDGAR

Ms. Mary Cole, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Mainstay Funds (“Registrant”) (File No. 033-02610 and File No. 811-04550)

Post-Effective Amendment No. 115 the Registrant’s Registration Statement on Form N-1A (“Amendment”)

Dear Ms. Cole:

I am writing in response to comments you provided to me on February 6, 2013, with respect to the Amendment. The Amendment was filed with the Securities and Exchange Commission (“Commission”) on December 17, 2013, pursuant to Rule 485(a) under the Securities Act of 1933, as amended, to make certain revisions to MainStay Flexible Bond Opportunities Fund (“Fund”), an existing series of the Registrant.1 On behalf of the Registrant, your comments and responses thereto are provided below.

Comment 1: With respect to the “Fees and Expenses” table, please delete Footnote 2.

Response: The Registrant believes that the Footnote is important information in helping investors understand the management fees of the Fund. Moreover, the information in the Footnote regarding the addition of a formerly-separate fund accounting fee to the management agreement was included in connection with prior correspondence with the Commission’s staff. For these reasons, the Registrant has determined to retain the footnote.

Comment 2: With respect to the “Fees and Expenses” table, please explain supplementally the last sentence in Footnote 2, “[t]his addition to the management fee amounted to 0.02% of the Fund's average daily net assets, but did not result in a net increase in Total Annual Fund Operating Expenses.”

1 Effective February 28, 2013, the Fund’s name will change to MainStay Unconstrained Bond Fund.

Response: Prior to August 1, 2008, the Fund contracted with New York Life Investment Management LLC for investment advisory and fund administration services through two agreements: (i) a management agreement that provided for all investment advisory and most fund administration service; and (ii) a separate fund accounting administration services agreement that provided for certain fund accounting services. Effective August 1, 2008, the terms of the Fund’s fund accounting agreement were incorporated into the Fund’s management agreement. In response to an inquiry, the Commission’s staff has provided guidance that funds could combine the terms of a separate administration and advisory agreement into a single “management agreement” without obtaining shareholder approval of the single agreement under Section 15(a) of the Investment Company Act of 1940, as amended (“Investment Company Act”).2 In this regard, the Commission’s staff noted that the fund seeking the staff’s views as to whether it could combine the terms of a separate administration and advisory agreement included “[a] footnote to the fee table breaking out the fee rates attributable to the advisory and administration services…...” Moreover, as noted in Response 1, the information in the footnote regarding the addition of a formerly-separate fund accounting fee to the management agreement was included in connection with prior correspondence with the Commission’s staff.

Comment 3: Please disclose that the Fund will invest at least 80 percent of its assets in bonds rather than debt or debt-related securities.

Response: The Registrant believes that the use of the terms “debt or debt-related securities” rather than “bond” in describing the Fund’s 80 percent investment policy complies with Rule 35d-1 under the Investment Company Act. The Commission’s staff has stated that for the purposes of Section 35(d) of the Investment Company Act, investing in “debt instruments” is sufficient for funds with “bond” in their names. Specifically, in the proposing release for Rule 35d-1, the SEC Commission cited to the staff’s generic comment letter of February 25, 1994, which stated that “a fund using the term ‘bond’ in its name satisfies the requirements of Section 35(d) and Guide 1 to Form N-1A if it invests at least 65 percent [now 80 percent] of its total assets in debt instruments.”3 Moreover, the Registrant notes that with respect to disclosure concerning the 80 percent investment policy, numerous other investment companies with the word “bond” in their name use the terms “debt securities” or “fixed income instruments” to described the types of investments in which the fund will invest. For these reasons, the Registrant respectfully declines to make the proposed change.

Comment 4: With respect to the Fund’s duration strategy, please consider providing an example of how much the Fund’s duration will change based upon changes in interest rates.

Response: The Registrant believes that the disclosure concerning the Fund’s duration strategy meets the requirements of Item 4(a) of Form N-1A. Item 4(a) requires that a fund, “[b]ased on the information given in response to Item 9(b), summarize how the fund intends to achieve its investment objectives by identifying the fund’s principal investment strategies (including the type or types of securities in which the fund invests or will invest principally) and any policy to concentrate in securities of issuers in a particular industry or group of industries.” The Registrant believes that the Fund’s disclosure meets the requirements of Form N-1A. The disclosures states that “[t]he average portfolio duration of this Fund will normally vary from 0 to 7 years. In addition, the disclosure states that “[d]uration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. Finally, the disclosure explains duration as follows: “[t]he longer a security’s duration, the more sensitive it will be to changes in interest rates.” For this reason, the Registrant respectfully declines to make the proposed change.

2 See Investment Management Staff Issues of Interest, Advisory Contracts - Combined Investment Advisory and Service Fees, http://www.sec.gov/divisions/investment/issues-of-interest.shtml#advisorycontracts-ica.

3 See Investment Company Names, SEC Release No. IC-22530 (Feb. 27, 1997).

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Comment 5: Please confirm if futures, options, forward commitments and swap agreements are the only derivative investments contemplated. If there are additional derivative instruments contemplated, please disclose.

Response: The Fund has the ability to invest in many different types of derivative instruments. However, futures, options, forward commitments and swap agreements are currently contemplated to be principal investments of the Fund.

Comment 6: If short sales are contemplated, please include “Dividend Expenses on Securities Sold Short” and “Broker Fees and Charges on Short Sales” in the “Fees and Expenses” table.

Response: The Registrant has revised the disclosure consistent with this comment.

Comment 7: The Commission’s staff notes that if the Fund intends to write credit default swaps it should cover such swaps at its full notional value. With respect to total return swaps, the Commission’s staff notes the potential to create a senior security. In this regard, see Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (Apr. 18, 1979) (“Release 10666”).

Response: The Registrant confirms that if the Fund writes a credit default swap it will “cover” the swap at its full notional value for purposes of the Investment Company Act. With respect to total return swaps, the Registrant is aware of its obligations to “cover” pursuant to Release 10666.

Comment 8: With respect to the “Principal Risks” section, the “Derivatives Risk” paragraph notes the risks of counterparties. If a significant amount of assets will be concentrated in one counterparty, please inform the staff.

Response: The Fund does not currently intend to concentrate a significant amount in one counterparty.

Comment 9: With respect to the “Principal Risks” section, please include the term “non-investment” grade in the disclosure.

Response: The Registrant has revised the disclosure consistent with this comment.

Comment 10: With respect to the “Past Performance Section” section, please explain supplementally why the Barclays U.S. Aggregate Bond Index is an appropriate primary benchmark for the Fund.

Response: The Registrant believes that the Barclays U.S. Aggregate Bond Index complies with the meaning of the term “broad based securities index.” Item 4(b)(2)(iii) of Form N-1A requires funds to disclose in their average annual return table, the “returns of an appropriate broad-based securities market index as defined in Instruction 5 to Item 27(b)(7).” Instruction 5 to Item 27(b)(7) defines an appropriate broad-based securities market index as “one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Barclays U.S. Aggregate Bond Index is not administered by an organization that is an affiliated person of the Fund, its investment adviser, or principal underwriter. As disclosed in the Fund’s Principal Investment Strategies, “[t]he Fund will not be constrained by portfolio management relative to an index.” While the Fund will not be managed to an index, the Registrant believes that the Barclays U.S. Aggregate Bond Index will provide shareholders with an industry standard fixed income benchmark to compare investment returns.

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Comment 11: In the “More About Investment Strategies and Risks” section, why is there disclosure concerning Closed-End Funds and Exchange Traded Funds, if there are no expenses related to “Acquired Fund Fees and Expenses” disclosed in the “Fees and Expenses” table.

Response: Disclosure concerning the Fund will be incorporated in a Statutory Prospectus with a group of funds known as the “MainStay Income and Mixed Asset Funds.” In this regard, the “More About Investment Strategies and Risks” section contains disclosure concerning other funds and risks that were not deemed to be principal risks of the Fund. Accordingly, it is not currently anticipated that the “Acquired Fund Fees and Expenses” line item is required.

Comment 12: In the “More About Investment Strategies and Risks” section, with respect to “Derivative Transactions,” please explain supplementally what is meant by “certain” in the following sentence: “[a]s an investment company registered with the Securities and Exchange Commission (“SEC”), the Fund must maintain reserves of liquid assets to “cover” obligations with respect to certain kinds of derivative instruments.”

Response: In Release 10666, the Commission considered the application of the Investment Company Act’s restrictions on the issuance of senior securities with respect to certain transactions, such as reverse repurchase agreements, firm commitment agreements and standby commitment agreements. The Commission noted these types of transactions would not raise issues under the Investment Company Act if funds “covered” the transaction by maintaining segregated accounts containing only liquid assets, such as cash, U.S. Government securities or other appropriate high grade debt obligations, equal to the indebtedness incurred by the fund under the transaction. The Commission also noted that if an investment company were to issue a security which affected its capital structure in a manner analogous to these agreements, and barring other material differences, the Commission believed it would view that transaction from a similar analytical posture. The term “certain” has been used to provide for the possibility that a derivative transaction would not affect the Fund’s capital structure.

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The Fund believes that the foregoing responses, together with changes being made to the prospectus, adequately address all of your comments. If you have any questions regarding this response or require additional information, please do not hesitate to contact me at (973) 394-4436.

Sincerely,

/s/ Kevin M. Bopp
Kevin M. Bopp

cc:	J. Kevin Gao

Sander M. Bieber

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